UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Intercept Pharmaceuticals, Inc.

(Name of Subject Company)

Intercept Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45845P108

(CUSIP Number of Class of Securities)

Jerome Durso

President and Chief Executive Officer

305 Madison Avenue

Morristown, NJ 07960

(646) 747-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Graham Robinson

Laura Knoll

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts 02116

(617) 573-4800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Interstellar Acquisition Inc. (“Purchaser”), a wholly owned subsidiary of Alfasigma S.p.A. (“Parent”), for all of the outstanding shares of common stock, par value $0.001 per share of Intercept Pharmaceuticals, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated September 26, 2023, among the Company, Parent and Purchaser. If successful, the Offer will be followed by a merger of Purchaser with and into the Company (the “Merger”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

• Exhibit 99.1:	Message from David Ford About Benefits

Notice to Investors and Security Holders

The tender offer described in this Schedule 14D-9 has not yet commenced. This Schedule 14D-9 is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Intercept Pharmaceuticals, Inc. (the “Company”), nor is it a substitute for any tender offer materials that the Company or Alfasigma S.p.A. (together with its subsidiaries, “Alfasigma”) will file with the SEC. A solicitation and an offer to buy shares of the Company will be made only pursuant to an offer to purchase and related materials that Alfasigma intends to file with the SEC. At the time the tender offer is commenced, Alfasigma will file a Tender Offer Statement on Schedule TO with the SEC, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE COMPANY’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of the Company at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Alfasigma or the Company. Free copies of these materials and certain other offering documents will be made available by the Company by mail to Intercept Pharmaceuticals, Inc., 305 Madison Avenue, Morristown, NJ 07960, Attention: Corporate Secretary, by email at investors@interceptpharma.com, or by directing requests for such materials to the information agent for the offer, which will be named in the tender offer materials. Copies of the documents filed with the SEC by the Company will be available free of charge under the “Investors & Media” section of the Company’s internet website at https://ir.interceptpharma.com/investor-relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, the Company files periodic reports and other information with the SEC. The Company’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

This Schedule 14D-9 contains forward-looking statements related to the Company, Alfasigma and the proposed acquisition of the Company by Alfasigma (the “Transaction”) that involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “goal,” “may,” “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions. In this Schedule 14D-9, the Company’s forward-looking statements include statements about the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the Transaction; statements about the expected timetable for completing the Transaction; the Company’s plans, objectives, expectations and intentions; the financial condition, results of operations and business of the Company and Alfasigma; the ability to successfully commercialize the Company’s product and product candidates and generate future revenues with respect to the Company’s product candidates; and the anticipated timing of the closing of the Transaction.

Forward-looking statements are subject to certain risks, uncertainties, or other factors that are difficult to predict and could cause actual events or results to differ materially from those indicated in any such statements due to a number of risks and uncertainties. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transaction; the effects of the Transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; that Alfasigma may not realize the potential benefits of the Transaction; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; Transaction costs; actual or contingent liabilities; and other risks listed under the heading “Risk Factors” in the Company’s periodic reports filed with the U.S. Securities and Exchange Commission, including current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by the Company and the Schedule TO and related tender offer documents to be filed by Alfasigma and Interstellar Acquisition Inc., a wholly owned subsidiary of Alfasigma. You should not place undue reliance on these statements. All forward-looking statements are based on information currently available to the Company and Alfasigma, and the Company and Alfasigma disclaim any obligation to update the information contained in this Schedule 14D-9 as new information becomes available.